Ⓧ Jack Levin ⓧ X1
@mrJackLevin

We are officially on WeFunder:
wefunder.com/x1labs/

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Form C will be filed when WeFunder pool receives $50,000 in reserves. If successful, the max limit of deposits won't exceed $5M.   Regulation CF allows un-accredited investors from United States and other countries.